50

AM 12/21/2004

OMB APPROVAL
OMB Number: 3235-012
Expires: September 30, 199
Estimated average burden hours per response . . . 12.0

SEC MAIL PROCESSING SECTION RECEIVED DEC 2 0 2004 WASH, D.C. 202

04014389

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38254

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/30/03 (MM/DD/YY) AND ENDING 09/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lone Star Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15851 Dallas Parkway, Suite 105
(No. and Street)

Addison (City) TX (State) 75001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe Ireland 972-701-8620
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillips & Company, L.L.P.
(Name — *if individual, state last, first, middle name*)

500 Chestnut, Suite 901, P.O. Box 3034 (Address) Abilene (City) TX (State) 79604 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 2 9 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accounta must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2*

LONE STAR SECURITIES, INC.

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

September 30, 2004

PHILLIPS & COMPANY, L.L.P.
Certified Public Accountants
500 Chestnut, Suite 901
Abilene, Texas 79602

OATH OR AFFIRMATION

I, Joe Ireland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lone Star Securities, Inc., as of September 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Brenda Joyce Gardner 12/15/04

BRENDA JOYCE GARDNER
Notary Public, State of Texas
My Commission Expires 11-25-07

Notary Public

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- XX (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PHILLIPS & COMPANY, L.L.P.

Certified Public Accountants

Edgar A. Phillips, CPA
Charles F. Egger, CPA
David M. Smith, CPA

Phone (325) 677-7991
Toll Free (800) 477-1848
Fax (325) 677-7048

Report of Independent Certified Public Accountants

Board of Directors
Lone Star Securities, Inc.
15851 Dallas Pkwy, Suite 105
Addison, Texas 75001

We have audited the accompanying statement of financial condition of Lone Star Securities, Inc. as of September 30, 2004, and the related statement of income, statement of changes in stockholders' equity, and statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial condition of Lone Star Securities, Inc. as of September 30, 2004 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

Phillips & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

November 22, 2004

500 Chestnut • Suite 901 ■ Abilene, TX 79602
Mailing Address: P.O. Box 3034 ■ Abilene, TX 79604

LONE STAR SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
September 30, 2004

ASSETS

Cash in bank (Note 1.C)	$	17,093
Certificate of deposit (Notes 1.C & 2)		8,398
Prepaid CRD account		108
Federal income tax receivable		518
Advances to salesmen		23,215
Accrued interest receivable (Note 2)		16
Total current assets		49,348
Leasehold improvements (net of accumulated depreciation)		3,092
Loan to shareholder (Note 3)		96,225
Total Assets	$	148,665

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Payroll taxes payable	$	900
Accounts payable		355
Due to issuer		1,122
Total Liabilities		2,377
Stockholders' equity		
Preferred stock - $51.20 par value callable and redeemable at $52.45; Authorized 20,000 shares; Issued and outstanding 2,146 shares (Note 5)		109,875
Discount on preferred stock		(4,966)
Common stock - no par; authorized 1,000,000 shares; issued and outstanding 1,802 shares		45,965
Additional paid in capital		14,800
Retained deficit		(19,386)
Total Stockholders' Equity		146,288
Total Liabilities and Stockholders' Equity	$	148,665

The accompanying notes are an integral part of this financial statement.

LONE STAR SECURITIES, INC.

STATEMENT OF INCOME
For the Year Ended September 30, 2004

Revenues		
Commissions	$	425,187
Due diligence fees		132,392
Maintenance fees		346,345
Miscellaneous income		60
Interest		1,499
		905,483
Expenses		
Office expense		2,653
Bank charges		976
Supplies		379
Rent		53,684
Office salaries		111,900
Overhead salaries		30,333
Commissions		547,740
Bonuses		500
Payroll taxes		50,709
Overhead payroll taxes		2,572
Franchise taxes		379
Depreciation		87
Auto expense		734
Telephone		13,958
Entertainment		672
Printing		1,163
Postage		557
Leads		2,710
Legal fees		3,479
Miscellaneous expenses		2,872
Accounting fees		4,325
Overhead expenses		7,495
Professional services		625
Registration fees		16,382

The accompanying notes are an integral part of this financial statement.

LONE STAR SECURITIES, INC.

STATEMENT OF INCOME - CONTINUED
For the Year Ended September 30, 2004

Management fees	$	20,356
Dues and subscriptions		20,360
Bonds		692
Insurance		7,270
Bad debts		3,083
Contributions		2,571
		911,216
Net Loss Before Federal Income Tax		(5,733)
Provision for federal income tax benefit		518
Net Loss	$	(5,215)

The accompanying notes are an integral part of this financial statement.

LONE STAR SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended September 30, 2004

	Capital Stock					
	Preferred	Common	Additional Paid In Capital	Discount on Preferred Stock	Retained Deficit	Total
Balances at October 1, 2003	$ 109,875	$ 45,965	$ 14,800	$ (4,966)	$ (14,171)	$ 151,503
Net loss					(5,215)	(5,215)
Balances at September 30, 2004	$ 109,875	$ 45,965	$ 14,800	$ (4,966)	$ (19,386)	$ 146,288

The accompanying notes are an integral part of this financial statement.

LONE STAR SECURITIES, INC.

STATEMENT OF CASH FLOWS
For the Year Ended September 30, 2004

Increase (Decrease) in cash and cash equivalents	
Cash flows from operating activities	
Net loss	$ (5,215)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation expense	87
Changes in assets and liabilities:	
Decrease in prepaid CRD	648
Decrease in accrued interest receivable	1
Decrease in accounts receivable - issuers	6,378
Decrease in advances to salesmen	75,733
Decrease in prepaid legal expense	1,695
Increase in federal income tax receivable	(518)
Increase in accounts payable	(528)
Increase in due to issuer	1,122
Decrease in income taxes payable	(748)
Decrease in payroll taxes payable	(117)
Net cash provided by operating activities	78,538
Cash flows from investing activities	
Loan to shareholder	(61,187)
Net cash used by investing activities	(61,187)
Increase in cash	17,351
Cash and cash equivalents at beginning of year	8,140
Cash and cash equivalents at end of year	$ 25,491

The accompanying notes are an integral part of this financial statement.

LONE STAR SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2004

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This is a summary of the significant accounting policies of Lone Star Securities, Inc. (the Company). The financial statements and notes are representations of the Company's management.

A. NATURE OF BUSINESS

Lone Star Securities, Inc. sells direct participation programs in oil and gas ventures for Harbor Resources, L.L.C. (a related entity) and for three third party entities, Fossil Resources, Inc., GHFT Corporation, and Leatherneck. Lone Star Securities, Inc. has a separate written agreement with each entity, whereby the Company receives a percentage of the subscriptions sold. Lone Star Securities, Inc markets the oil and gas programs. Lone Star Securities, Inc. does not hold customer funds or securities.

B. METHOD OF ACCOUNTING

The Company prepares its financial statements on the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America. Under the accrual method, revenues are recognized when earned and expenses are recognized when incurred. The Company prepares its tax returns on the cash method of accounting. Under the cash method, revenues are recognized when collected and expenses are recognized when paid. If an expenditure results in an asset having an estimated useful life that extends substantially beyond the year of acquisition, the expenditure is capitalized, and depreciation is recognized as an expense over the estimated useful life of the asset.

C. CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers demand deposits and certificates of deposit with maturity of twelve months or less to be cash equivalents.

D. PROPERTY, PLANT AND EQUIPMENT

The Company follows the practice of capitalizing at cost, all expenditures in excess of $500 that is determined to be acquisitions of property or equipment or improvements to existing property or equipment. Depreciation is provided on the straight-line

D. PROPERTY, PLANT AND EQUIPMENT—CONTINUED

method over the estimated useful live of the assets. Buildings and leasehold improvements are estimated to have lives of 39 years. Equipment, furniture and fixtures and vehicles are estimated to have lives of 5 to 10 years.

E. INCOME TAXES

Certain items of expense are recognized for financial reporting purposes in different periods from those in which such items are recognized for income tax purposes. For the year ended September 30, 2004, the amount of deferred income taxes due to these differences is deemed to be insignificant.

F. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. CERTIFICATE OF DEPOSIT

Lone Star Securities, Inc. has a certificate of deposit with First National Bank Baird in the amount of $6,389. The certificate was renewed on July 21, 2004 and matures January 19, 2005. The certificate bears interest at 1.2% to be paid on maturity. Unpaid accrued interest at September 30, 2004 was $15. Lone Star Securities, Inc. also has a certificate of deposit with United Texas Bank in the amount of $2,009. The certificate was renewed on September 17, 2004 and matures March 16, 2005. The certificate bears interest at 1.17% to be paid on maturity. Unpaid accrued interest at September 30, 2004 was $1.

NOTE 3. RELATED PARTY TRANSACTIONS

Lone Star Securities, Inc. is related to Harbor Resources, L.L.C. through common ownership and management. Joseph H. Ireland is the President, Chairman of the Board of Directors, and principal shareholder of Lone Star Securities, Inc. Joseph H. Ireland is also a member and the manager of Harbor Resources, L.L.C. As of September 30, 2004, Lone Star Securities, Inc. has a payable due to Harbor

NOTE 3. RELATED PARTY TRANSACTIONS—CONTINUED

Resources L.L.C. in the amount of $1,122. During the year ended September 30, 2004, Lone Star Securities, Inc. received commission and due diligence income in the amount of $124,950 from Harbor Resources, L.L.C.

Lone Star Securities, Inc. has advanced cash in the amount of $96,225 to the principal shareholder Joseph H. Ireland. Mr. Ireland signed a single payment promissory note for $35,038 on September 30, 2003 bearing interest at a rate of 4% per year due on December 31, 2004. Mr. Ireland signed a single payment promissory note for $61,187 on September 30, 2004 bearing interest at a rate of 4.5 % per year due on December 31, 2005.

NOTE 4. NET CAPITAL REQUIREMENTS

Lone Star Securities, Inc. sells only direct participation programs and does not hold customer funds or securities and therefore is subject to the SEC minimum net capital requirement under SEC Rule 15c3-1 of $5,000. The computation for the net capital of Lone Star Securities, Inc. is as follows:

Total Assets	$ 148,665
Less: Total Liabilities	2,377
Total Net Worth	146,288
Less: Non-Allowable Assets	
Leasehold improvements	3,092
Loan to shareholder	96,225
Prepaid expenses	108
Federal income tax receivable	518
Receivables from non-customers	23,215
Accrued interest receivable	16
Net Capital	$ 23,114

No material differences exist in the computation of net capital in the amended focus report, Part IIA for the period beginning July 1, 2004 and ending September 30, 2004.

NOTE 5. CALLABLE REDEEMABLE PREFERRED STOCK

Upon the consent of two members of the Board of Directors of the Corporation, the Corporation may at any time redeem the whole, or from time to time redeem any part, of the preferred shares outstanding by paying in cash the sum of $52.45 per share.

LONE STAR SECURITIES, INC.

SUPPLEMENTARY INFORMATION
(See Auditors' Report)

September 30, 2004

PHILLIPS & COMPANY, L.L.P.

Certified Public Accountants

Edgar A. Phillips, CPA
Charles F. Egger, CPA
David M. Smith, CPA

Phone (325) 677-7991
Toll Free (800) 477-1848
Fax (325) 677-7048

Report of Independent Certified Public Accountants on Supplementary Information

Board of Directors
Lone Star Securities, Inc.
15851 Dallas Pkwy, Suite 105
Addison, Texas 75001

Our audit was conducted for the purpose of forming an opinion on the basic financial statements of Lone Star Securities, Inc. for the year ended September 30, 2004 taken as a whole, which are presented in the preceding section of this report. The supplementary information presented hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the audit procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillips & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Abilene, Texas
November 22, 2004

500 Chestnut • Suite 901 ■ Abilene, TX 79602
Mailing Address: P.O. Box 3034 ■ Abilene, TX 79604

LONE STAR SECURITIES, INC.

SUPPLEMENTARY INFORMATION
For the Year Ended September 30, 2004

Computation of net capital and aggregate indebtedness under Rule 15c3-1

Excess net capital		
Total stockholders' equity	$	146,288
Less non-allowable assets:		(123,174)
Net capital		23,114
Minimum net capital required		(5,000)
Excess net capital	$	18,114
Aggregate indebtedness to net capital:		
Payroll taxes payable	$	900
Accounts payable		355
Due to issuer		1,122
Aggregate indebtedness	$	2,377
Percentage of aggregate indebtedness to net capital		10%

No material differences exist in the computation of net capital in the amended focus report, Part IIA for the year ended September 30, 2004.

12-22-04
Date

Phillips & Company, LLP
Certified Public Accountants

LONE STAR SECURITIES, INC.

SUPPLEMENTARY INFORMATION
For the Year Ended September 30, 2004

Statement of Changes in Liabilities Subordinated to Claims of Creditors

The Company had no liabilities subordinated to creditors at September 30, 2003, nor does the Company have any liabilities subordinated to creditors at September 30, 2004.

NASD

November 30, 2004

Lone Star Securities, Inc.
15851 Dallas Pkwy. - Suite 105
Addison, TX 75001-3360
Attn: Joe H. Ireland

Re: Filing of Annual Audit Report for Lone Star Securities, Inc.
For the year ending November 2004

Ladies and Gentlemen:

This is in response to your letter of November 23, 2004, in which you requested an extension until December 29, 2004 for the filing of the audit report specified in SEC Rule 17a-5(d). Based upon the representations presented, this is to advise you that your extension request is granted and such reports will be due on **December 29, 2004**. If you have any questions, please let me know.

Sincerely,

Robert L. Cantwell
Supervisor of Examiners

/ct

cc: Eleanor Sabalbaro – Member Regulation Programs

SEC MAIL PROCESSING
RECEIVED
DEC 2 0 2004
WASH, D.C. 202 SECTION

Dallas District Office
12801 North Central Expressway
Suite 1050
Dallas, TX
75243-1778

tel 972 701 8554
fax 972 716 7646
www.nasd.com

LONE STAR SECURITIES, INC.
15851 Dallas Parkway ★ Suite 105 ★ Addison, Texas 75001

December 16, 2004

US Securities and Exchange Commission
Division of Market Regulation
450 5th Street
Washington, DC 20549

RE: Lone Star Securities, Inc. Audited Financials Submission

Ladies/Gentlemen:

In line with your requirements, please find enclosed subject financials presented for your review. Also enclosed is a letter granting a 30 day filing extension to Lone Star Securities, Inc. from the NASD. If I can be of further assistance please contact me at 972-701-8620.

Thank you.

Sincerely,

Robert Jones
Principal
Compliance Officer

ENCLOSURES

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 2 0 2004
WASH, D.C.
202

Telephone: (972) 701-8620 ★ Facsimile: (972) 701-9425